16 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 128,000 Reed Elsevier PLC ordinary shares at a price of 1095.2923p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,115,135 ordinary shares in treasury, and has 1,134,361,680 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 1,416,800 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 74,100 Reed Elsevier NV ordinary shares at a price of €20.0828 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,118,694 ordinary shares in treasury, and has 655,135,349 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 820,150 shares.